UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2010.

Commission File Number 001-13896

Elan Corporation, plc

(Translation of registrant's name into English)

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendments on Forms F-3 and S-8 to the Registration Statement on Form F-3 of Elan Corporation, plc (Registration No. 333-100252), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-100556, 333-07361, 333-121021, 333-135184, 333-135185 and 333-154573).

On 3 June 2010, Elan announced that its Board and Mr. Kelly Martin, Chief Executive Officer, have agreed to transition his employment contract from an open-ended agreement to a fixed term agreement. Under this agreement, Mr. Martin has committed to remain in his current roles as Chief Executive Officer and Director of the Company through 1 May 2012. It is envisioned that upon the completion of this fixed term Mr. Martin will then serve the Board as Executive Adviser through 31 January 2013. This amendment provides that: (i) Mr. Martin’s base salary is increased from $800,000 to $1,000,000 per year effective 1 June 2010, (ii) when Mr. Martin moves to the role of Executive Adviser, his base salary will be reduced to $750,000 per year, he will not be eligible for a bonus and he will resign from the Board, and (iii) should Mr. Martin’s employment be involuntarily terminated, or should he resign for good reason, or should the amended agreement expire prior to 31 January 2013, then his stock options shall remain exercisable until 31 January 2015 or, if earlier, ten years from the applicable date of grant, and, in any such event or upon the expected expiry of the amended agreement, the severance provisions of his 2005 Employment Agreement will apply.

EXHIBIT LIST

Exhibit	Description

99.1	Amendment dated as of June 2, 2010 to the Employment Agreement dated as of December 7, 2005, as amended effective December 19, 2008 by and among Elan Pharmaceuticals, Inc. and G. Kelly Martin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELAN CORPORATION, plc By: /s/ William F. Daniel William F. Daniel EVP, Company Secretary

Date:  August 10, 2010